June 16, 2005

Mail Stop 4561

Mr. Jorge A. Junquera
Senior Executive Vice President
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico  00918

Re:	Popular, Inc.
	Form 10-K filed March 16, 2005
	File No. 0-13818

Dear Mr. Junquera:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

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Mr. Jorge Junquera
Popular, Inc.
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